SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

August 23, 2002

AVECIA GROUP plc
(Translation of Registrant's name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: Second Quarter Results, 2002.

Avecia Group plc

Financial Statements – June 30, 2002

TABLE OF CONTENTS

Avecia Group plc

Unaudited Interim Consolidated Profit and Loss Accounts

	Note	Financial Statements For the 6 months ended 30 June 2002 £ million	Financial Statements For the 3 months ended 30 June 2002 £ million	Financial Statements For the 6 months ended 30 June 2001 £ million	Financial Statements For the 3 months ended 30 June 2001 £ million
Turnover, including share of joint ventures		294.6	159.3	404.5	210.9
Less: share of joint ventures' turnover		(7.2)	(3.7)	(5.4)	(2.8)
Turnover from continuing operations		287.4	155.6	285.4	150.3
Turnover from discontinued operations		-	-	113.7	57.8
	3	287.4	155.6	399.1	208.1
Operating costs		(278.9)	(143.9)	(375.1)	(190.8)
Other operating income		1.8	1.4	1.4	1.0
Group operating profit / (loss) :					
* From continuing operations		10.3	13.1	9.3	10.3
* From discontinued operations		-	-	16.1	8.0
Group operating profit / (loss)	3	**10.3**	**13.1**	**25.4**	**18.3**
Share of operating profit of joint ventures		1.5	0.6	0.8	0.4
Exceptional items		10.5	(1.4)	-	-
Profit on ordinary activities before interest and taxation		**22.3**	**12.3**	**26.2**	**18.7**
Interest received		0.9	0.5	1.3	0.6
Interest paid	4	(18.6)	4.7	(53.3)	(24.4)
(Loss) / profit on ordinary activities before taxation		**4.6**	**17.5**	**(25.8)**	**(5.1)**
Taxation on profit / loss on ordinary activities		(3.2)	(1.2)	(3.0)	(1.5)
Profit / (Loss) on ordinary activities after taxation		**1.4**	**16.3**	**(28.8)**	**(6.6)**
Attributable to minority interests		(3.0)	(1.5)	(2.5)	(1.3)
Net (loss) / profit for the period		**(1.6)**	**14.8**	**(31.3)**	**(7.9)**

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Avecia Group plc

Unaudited Interim Consolidated Balance Sheet

	Note	Consolidated Balance Sheet as at 30/06/2002	Consolidated Balance Sheet as at 30/06/2001
		£ million	£ million
Fixed assets			
Tangible fixed assets		344.6	403.0
Intangible assets		368.1	557.5
Investments in joint ventures:			
Goodwill on joint ventures		13.1	15.4
Share of gross assets		13.0	13.3
Share of gross liabilities		(1.3)	(1.5)
		24.8	27.2
Other investments		-	0.2
		737.5	**987.9**
Current assets			
Stocks		98.0	155.3
Debtors		167.8	186.2
Cash and cash equivalents		7.8	1.9
Total current assets		**273.6**	**343.4**
Total assets		**1011.1**	**1,331.3**
Current liabilities			
External loans due within less than 1 year	**5**	(19.7)	(26.9)
Other creditors		(118.2)	(173.6)
Total current assets / (liabilities)		**(137.9)**	**(200.5)**
Net current assets		**135.7**	**142.9**
External loans due within more than 1 year	**5**	(575.3)	(806.2)
Provisions for liabilities and charges		(22.1)	(27.7)
Other creditors due within more than 1 year		(11.5)	(11.1)
Net assets		**264.3**	**285.8**
Shareholders equity		228.7	256.0
PIK		35.6	29.8
Total		**264.3**	**285.8**

he accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Avecia Group plc

Unaudited Interim Consolidated Cash Flow Statements

	Consolidated Cash Flow		Consolidated Cash Flow	
	For the 6 months ended 30 June 2002	For the 3 months ended 30 June 2002	For the 6 months ended 30 June 2001	For the 3 months ended 30 June 2001
	£ million		£ million	
Operating income before interest	10.3	13.1	25.4	18.3
Depreciation and amortization	36.0	18.1	41.9	21.2
Increase in inventories	(2.8)	-	(18.7)	(5.1)
Decrease / (increase) in trade receivables and other assets	(24.8)	(14.3)	3.0	1.8
(Decrease) / increase in accounts payable, accrued expenses and trade provisions	10.9	6.2	(5.3)	8.0
Other cash and non cash movements	-	(0.3)	1.2	0.6
Net cash inflow from operating activities	**29.6**	**22.8**	**47.5**	**44.8**
Returns on investments and servicing of finance				
Dividends received from associates	3.0	1.4	2.8	2.3
Interest received	0.9	0.4	2.2	1.0
Interest paid	(29.9)	(8.6)	(40.0)	(19.0)
Net cash outflow from returns on investment and servicing of finance	**(26.0)**	**(6.8)**	**(35.0)**	**(15.7)**
Taxation	**(1.5)**	**(0.9)**	**(4.0)**	**(3.6)**
Capital expenditure and financial investments				
Cash expenditure on fixed assets	(20.3)	(13.0)	(31.9)	(19.7)
Disposals of fixed assets	0.2	0.2	0.2	0.1
Net cash outflow from capital expenditure and financial investments	**(20.1)**	**(12.8)**	**(31.7)**	**(19.6)**
Acquisitions and disposals				
Payments in respect of acquisitions	(1.9)	(1.3)	(0.1)	-
Disposals of other investments	210.4	0.4	-	-
Net cash disposed of	(3.7)	-		
Net cash (outflow) / inflow from acquisitions and disposals	**204.8**	**(0.9)**	**(0.1)**	**-**

Avecia Group plc

Unaudited Interim Consolidated Cash Flow Statements

	Consolidated Cash Flow For the 6 months ended 30 June 2002	Consolidated Cash Flow For the 3 months ended 30 June 2002	Consolidated Cash Flow For the 6 months ended 30 June 2001	Consolidated Cash Flow For the 3 months ended 30 June 2001
	£ million		£ million	
Management of liquid resources				
Sale of short term investments	-	-	-	-
Net cash inflow from management of liquid resources	-	-	-	-
Financing				
Repayment of finance lease capital	(0.5)	(0.3)	(0.3)	(0.2)
External Loans received / (repaid)	(191.2)	(4.6)	4.1	(12.6)
Net cash (outflow) / inflow from financing	**(191.7)**	**(4.9)**	**3.8**	**(12.8)**
Net increase / (decrease) cash	**(4.9)**	**(3.5)**	**(19.5)**	**(6.9)**

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

1. Basis of preparation

The unaudited interim combined and consolidated financial statements have been prepared in accordance with the basis of preparation and accounting policies adopted in the combined financial statements set out in the Form 20-F for the period ended December 30, 2001.

The information contained in the following notes to the unaudited interim consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly the unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements set out in the Form 20-F for the period ended December 30, 2001.

The interim consolidated financial statements included herein are unaudited. They include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position of Avecia Group plc as at the three and six months to June 30, 2002 and three and six months to June 30, 2001 and the results of operations and cash flows for the three and six months ended June 30, 2002 and June 30, 2001. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

2. Accounting policies

Basis of accounting
The financial statements are prepared under the historical cost convention and in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). These accounting principles differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP).

Depreciation and amortization
Avecia policy is to write off the book value of each tangible fixed asset evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 8 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets, including patents, acquired are capitalized and depreciated over their useful lives (not exceeding 20 years) in line with the benefits accruing. If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Environmental liabilities
Avecia is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Foreign currencies

Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the net asset statement or balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising on combining the net investments in overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions is capitalized and amortized over its estimated useful life (generally not exceeding 20 years).

Investments

A joint venture is an entity in which Avecia holds an interest on a long-term basis and which is jointly controlled by Avecia and one or more other venturers under a contractual agreement.

Avecia's share of the profits less losses of all significant joint ventures is included in the Avecia profit and loss account using the equity accounting method. The holding value of significant joint ventures in the Avecia net asset statement is calculated by reference to Avecia equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.

Fixed asset investments, other than in joint ventures and associates, are stated at cost less provision for any impairment.

Leases

Assets held under finance leases are capitalized and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Post-retirement benefits

The pension costs relating to UK retirement plans are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plans, which it is intended should remain a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans. Retirement plans of non-UK subsidiary undertakings are accounted for in accordance with local conditions and practice. With minor exceptions, these subsidiary undertakings recognize the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent qualified actuaries. The costs of providing post-retirement benefits other than pensions, principally healthcare, are charged to the profit and loss account on a consistent basis over the average service lives of employees. Such costs are assessed in accordance with the advice of independent qualified actuaries.

Research and development and advertizing
Research and development and advertizing expenditure is charged to profit in the year in which it is incurred.

Taxation
The charge for taxation is based on the profits for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognised to be the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Stock valuation
Finished goods are stated at the lower of cost and net realizable value and raw materials and other stocks at the lower of cost or replacement price. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realizable value is determined as selling price less costs of disposal.

Turnover
Turnover excludes intra-business turnover and value added taxes.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segmental turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer.

Fair values of financial instruments
Financial instruments principally comprise amounts included within current assets and liabilities, which are generally short term in nature, and accordingly their fair values approximate to their book values.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements - (continued)

3. Segmental information

Classes of business:
The following tables analyse sales, operating profit, depreciation and amortisation .by business segment.

	Consolidated Financial Statements for the 6 months ended June 30, 2002 £ million	Consolidated Financial Statements for the 3 months ended June 30, 2002 £ million	Consolidated Financial Statements for the 6 months ended June 30, 2001 £ million	Consolidated Financial Statements for the 3 months ended June 30, 2001 £ million
Sales				
Electronic Materials	28.9	18.4	31.0	16.5
Fine Chemicals	79.5	45.3	75.9	38.9
Specialty Products	86.8	44.6	89.8	49.4
NeoResins	86.6	44.5	83.0	42.8
UK Manufacturing	5.6	2.8	5.7	2.7
Total: Continuing operations	287.4	155.6	285.4	150.3
Total: Discontinued operations (Stahl)	-	-	113.7	57.8
	287.4	155.6	399.1	208.1
Operating profit / (Loss)				
Electronic Materials	(2.0)	1.3	3.6	2.1
Fine Chemicals	(1.7)	3.8	(1.3)	2.1
Specialty Products	16.9	9.2	17.4	10.8
NeoResins	16.3	8.9	13.9	7.0
UK Manufacturing	0.6	0.3	0.3	-
Other	(19.8)	(10.4)	(24.6)	(11.7)
Total: Continuing operations	10.3	13.1	9.3	10.3
Total: Discontinued operations (Stahl)	-	-	16.1	8.0
	10.3	13.1	25.4	18.3

Avecia Group plc

Notes to the unaudited interim combined and consolidated financial statements - (continued)

	Consolidated Financial Statements for the 6 months ended June 30, 2002 £ million	Consolidated Financial Statements for the 3 months ended June 30, 2002 £ million	Consolidated Financial Statements for the 6 months ended June 30, 2001 £ million	Consolidated Financial Statements for the 3 months ended June 30, 2001 £ million
Depreciation and Amortization				
Electronic Materials	3.6	1.8	2.6	1.4
Fine Chemicals	10.0	5.0	7.5	3.8
Specialty Products	3.1	1.6	3.1	1.7
NeoResins	3.3	1.7	3.3	1.7
UK Manufacturing	0.6	0.3	0.6	0.2
Other: Goodwill amortization	14.6	7.3	21.0	10.7
Depreciation	0.8	0.4	0.3	-
Total: Continuing operations	36.0	18.1	38.4	19.5
Total: Discontinued operations (Stahl)	-	-	3.5	1.7
	36.0	18.1	41.9	21.2

Geographic areas:
The table below shows information by geographic area in which turnover and profits are generated. An analysis of turnover by customer location is also given.

	Consolidated Financial Statements for the 6 months to 30/06/2002	Consolidated Financial Statements for the 3 months to 30/06/2002	Consolidated Financial Statements for the 6 months to 30/06/2001	Consolidated Financial Statements for the 3 months to 30/06/2001
	£ million	**£ million**	**£ million**	**£ million**
Turnover by customer location				
United Kingdom	50.2	29.0	48.0	24.9
Continental Europe	77.8	39.0	123.5	61.9
The Americas	124.7	66.4	163.1	87.4
Asia, Africa and Australasia	34.7	21.2	64.5	33.9
Total	**287.4**	**155.6**	**399.1**	**208.1**
Turnover by supplier location				
United Kingdom	79.9	44.5	82.3	42.4
Continental Europe	62.2	31.8	113.7	56.9
The Americas	125.8	67.3	155.5	82.9
Asia, Africa and Australasia	19.5	12.0	47.6	25.9
Total	**287.4**	**155.6**	**399.1**	**208.1**
Operating Profit / (Loss)				
United Kingdom	0.4	4.5	17.4	9.8
Continental Europe	0.4	(0.3)	3.4	2.4
The Americas	10.4	9.1	(1.6)	1.1
Asia, Africa and Australasia	(0.9)	(0.2)	6.2	5.0
Total	**10.3**	**13.1**	**25.4**	**18.3**

4. Interest Paid

	Consolidated Financial Statements for the 6 months to 30/06/2002	Consolidated Financial Statements for the 3 months to 30/06/2002	Consolidated Financial Statements for the 6 months to 30/06/2001	Consolidated Financial Statements for the 3 months to 30/06/2001
	£ million	**£ million**	**£ million**	**£ million**
External interest paid	28.9	14.7	40.4	20.3
Revaluation (credited) / charged to interest	(14.7)	(20.8)	10.8	3.1
Fee amortization	4.4	1.4	2.1	1.0
Total	**18.6**	**(4.7)**	**53.3**	**24.4**

Avecia Group plc

Notes to the unaudited interim combined and consolidated financial statements - (continued)

5. Analysis of Debt

	Consolidated Financial Statements as at 30/06/2002	Consolidated Financial Statements as at 30/06/2001
	£ million	£ million
External loans due within less than 1 year	19.7	26.9
External loans due after more than 1 year	575.3	806.2
	595.0	833.1

Analysis of debt shown net of un-amortized issuance costs:

	Consolidated Financial Statements as at June 30, 2002	
	Gross	Net
	£ million	£ million
Term A Loan	147.8	140.4
Term B Loan	59.2	58.1
Term C Loan	54.4	53.0
High Yield Bond	355.3	343.5
Revolver Credit Facility	-	-
	616.7	595.0

	Consolidated Financial Statements as at June 30, 2002	
	Gross	Net
	£ million	£ million
In one year or less, or on demand	23.6	19.7
Between one and two years	33.3	29.2
Between two and three years	39.9	35.8
Between three and four years	54.1	50.5
Between four and five years	57.1	53.6
In five years or more	408.7	406.2
	616.7	595.0

Avecia Group plc

Management's Discussion and Analysis of Financial Condition and Results Of Operations

Introduction

Set forth below is a discussion of the financial condition and results of operations for the Group for the three month and six month periods ending June 30, 2002. This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the three month and six month periods ended June 30, 2002 included herein.

Financial Results

Turnover

Total historical turnover from continuing operations excluding joint ventures increased from £150.3 million for the three months ended June 30, 2001 to £155.6 million for the three months ended June 30, 2002, an increase of 3.5% at actual exchange rates and 4.1% at constant rates.

Total historical turnover from continuing operations excluding joint ventures increased from £285.4 million for the six months ended June 30, 2001 to £287.4 million for the six months ended June 30, 2002, an increase of 0.7% at actual exchange rates and 1.1% at constant rates.

Set forth below is a discussion of turnover for each of our principal businesses.

Electronic Materials' turnover increased from £16.5 million for the three months ended June 30, 2001 to £18.4 million for the three months ended June 30, 2002, an increase of 11.5% at actual exchange rates and 13.3% at constant rates. Electronic Materials' turnover decreased from £31.0 million for the six months ended June 30, 2001 to £28.9 million for the six months ended June 30, 2002, a decrease of 6.8% at actual exchange rates and 5.8% at constant rates. Electronic Materials' sales have decreased over the six month period mainly due to lower demand from suppliers and manufacturers of ink jet printers due to lower PC and printer sales. Over the last three months this demand has improved.

Fine Chemicals' turnover increased from £38.9 million for the three months ended June 30, 2001 to £45.3 million for the three months ended June 30, 2002. This is an increase of 16.5% at actual and constant exchange rates. Fine Chemical's turnover increased from £75.9 million for the six months ended June 30, 2001 to £79.5 million for the six months ended June 30, 2002, an increase of 4.7% at actual and constant exchange rates. This increase in turnover reflects higher shipments of pharmaceutical intermediates than was achieved in the first six months of 2001, offset by delays in deliveries of DNA medicines and reduced demand for non-healthcare intermediates.

Specialty Products' turnover decreased from £49.4 million for the three months ended June 30, 2001 to £44.6 million for the three months ended June 30, 2002, a decrease of 9.7% at actual exchange rates and 8.7% at constant rates. Specialty Products' turnover decreased from £89.8 million for the six months ended June 30, 2001 to £86.8 million for the six months ended June, 2002 a decrease of 3.3% at actual exchange rates and 2.9% at constant rates. The reduced turnover in the second quarter reflects a delayed start to the pool season in the USA due to poor weather in May, and strong competitive pressure on Protection & Hygiene products in the USA, which affected both volume demand and prices.

NeoResins' total turnover increased from £42.8 million for the three months ended June 30, 2001, to £44.5 million for the three months ended June 30, 2002. This is an increase of 4.0% at both actual and constant exchange rates. NeoResins' total turnover increased from £83.0 million for the six months ended June 30, 2001 to £86.6 million for the six months ended June 30, 2002. This was an increase of 4.3% both at actual exchange rates and 4.7% at constant rates. The increase in turnover reflects increased demand from both Graphic Arts and Coatings customers.

Operating costs
Operating costs decreased from £190.8 million for the three months ended June 30, 2001 to £143.9 million for the three months ended June 30, 2002. Operating costs decreased from £375.1 million for the six months ended June 30, 2001 to £278.9 million for the three months ended June 30, 2002. The reduction in operating costs is mainly due to the sale of Stahl in January 2002.

Operating profit
Total operating profit decreased from £18.3 million for the three months ended June 30, 2001 to £13.1 million for the three months ended June 30, 2002. Total operating profit decreased from £25.4 million for the six months ended June 30, 2001 to £10.3 million for the three months ended June 30, 2002. The reduction in operating profits is mainly due to the sale of Stahl in January 2002.

Electronic Materials' operating profit decreased from £2.1 million in the three months ended June 30, 2001, to £1.3 million for the three months ended June 30, 2002. Electronic Materials' operating profit decreased from £3.6 million in the six months ended June 30, 2001, to a loss of £2.0 million for the six months ended June 30, 2002. The decrease in profit was mainly due to the lower sales of inkjet products noted above and the effect of the acquisition of Covion at the end of 2001.

Fine Chemicals' operating profit improved from a profit of £2.1 million for the three months ended June 30, 2001, to a profit of £3.8 million for the three months ended June 30, 2002. Fine Chemicals' operating loss increased from a loss of £1.3 million for the six months to June 30, 2001, to a loss of £1.7 million for the six months to June 30, 2002. Fine Chemicals' operating results were improved against the second quarter in 2001 due to higher sales noted above, partly offset by increased operating costs and depreciation charges from the ongoing investment in productive capacity.

Specialty Products' operating profit decreased from £10.8 million for the three months ended June 30, 2001, to £9.2 million for the three months ended June 30, 2002. Specialty Products' operating profit decreased from £17.4 million in the six months to June 30, 2001, to £16.9 million in the six months to June 30, 2002. The overall decrease was primarily due to the reduced sales noted above.

NeoResins' operating profit increased from £7.0 million for the three months ended June 30, 2001, to £8.9 million for the three months ended June 30, 2002. NeoResins' operating profit increased from £13.9 million for the six months ended June 30, 2001, to £16.3 million for the six months ended June 30, 2002. The overall increase was primarily due to the improved sales noted above.

Central costs decreased from £11.7 million for the three months ended June 30, 2001 to £10.4 million for the three months ended June 30, 2002. Central costs decreased from £24.6 million for the six months ended June 30, 2001 to £19.8 million for the six months ended June 30, 2002. The decrease in costs is mainly due to reduced goodwill amortisation caused by the disposal of the Stahl business.

Share of operating profit from joint ventures

Our pro-rata share of the earnings from both of our Image Polymers joint ventures increased from £0.4 million for the three months ended June 30, 2001, to £0.6 million for the three months ended June 30, 2002. Our pro-rata share of the earnings from both of our Image Polymers joint ventures also increased from £0.8 million in the six months ended June 30, 2001 to £1.5 million in the six months ended June 30, 2002.

Profit on ordinary activities before interest and tax

The net profit on ordinary activities before interest and tax decreased from £18.7 million for the three months ended June 30, 2001 to £12.3 million for the three months ended June 30, 2002 largely as a result of the changes noted above. The net profit decreased from £26.2 million in the six months ended June 30, 2001 to £22.3 million in the six months to June 30, 2002.

Net interest

Net interest for the three months to June 30, 2002 was a credit of £5.2 million, compared to a net expense of £23.8 million for the three months to June 30, 2001. Net interest expense for the six months to June 30, 2002 was £17.7 million, compared to £52.0 million for the six months to June 30, 2001. After allowing for the effects of unrealized exchange differences, the net decrease in interest costs is due to the effects of reduced senior bank debt, as a result of the Stahl disposal, and lower interest rates.

Taxation

The charge for taxation for the three months to June 30, 2002 was £1.2 million as against a charge of £1.5 million for taxation in the three months to June 30, 2001. The charge for taxation for the six months to June 30, 2002 was £3.2 million as against a charge of £3.0 million for taxation in the three months to June 30, 2001.

Liquidity and capital resources

Cash generated from operations totalled £22.8 million for the three months to June 30, 2002 compared to £44.8 million for the three months to June 30, 2001, and £29.6 million for the six months to June 30, 2002 compared to £47.5 million for the six months to June 30, 2001. Operating income plus depreciation and amortization was £31.2 million in the three months to June 30, 2002 compared to £39.5m in the three months to June 30, 2001, and £46.3 million in the six months to June 30, 2002 compared to £67.3 million in the six months to June 30, 2001. The main reason for the decrease is the disposal of the Stahl business.

Avecia Group plc

Management's Discussion and Analysis of Financial Condition and Results Of Operations - (continued)

Working capital outflows in the three months to June 30, 2002 were £8.1 million compared to inflows of £4.7 million in the three months to June 30, 2001, and in the six months to June 30, 2002 were outflows of 16.7 million compared to £21.0 million in the six months to June 30, 2001. the main cause of the increased outflows was increases in receivables caused by late timing of sales in the second quarter of 2002.

The Group's net cash requirement for servicing debt in the three months of operation ended June 30, 2002 was £8.2 million comprising interest income of £0.4 million and interest paid of £8.6 million.

Dividends of £1.4 million were received from joint ventures in the three months ended June 30, 2002.

Cash capital expenditure in the three months to June 30, 2002 totalled £13.0 million, and the six months to June 30, 2002 totalled £20.3 million.

In the three months to June 30, 2002 the cash outflow for taxation was £0.9 million bringing the outflow for six months to £1.5 million. In the three months to June 30, 2001 the cash outflow for taxation was £3.6 million and in the six months to June, 2001 the cash outflow for taxation was £4.0 million.

In the three months to June 30, 2001 the Group spent £1.3 million on the acquisition of subsidiaries and other fixed asset investments with no corresponding expenditure in the three months to June 30, 2002.

The Group made a repayment of Secure Debt principal on 30 June 2002 of £4.6 million.

In total, the net decrease in cash in the three months to June 30, 2002 was £3.5 million. For the three months to June 30, 2001 the net decrease in cash was £6.9 million. In total, the net decrease in cash in the six months to June 30, 2002 was £4.9 million. For the six months to June 30, 2001 the net decrease in cash was £19.5 million.

At 30 June, 2002 the group had outstanding external borrowings of £616.7 million, comprising £355.3 million of 11% Senior Notes due 2009, £147.8 million of Senior Secured Credit Facility repayable in semi-annual instalments between 2002 and 2006 (Term Loan A), £59.2 million of Senior Secured Credit Facility repayable in 2007 (Term Loan B), £54.4 million of Senior Secured Credit Facility repayable in 2008 (Term Loan C.) Of the £100 million Senior Secured Revolving Credit, available until 2006, £19.9 million has been utilized as at June 30, 2002 to provide guarantee and overdraft facilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: August 23, 2002

Avecia Group plc

By: [signature]
Name: DUNCAN McLELLAN
Title: GROUP CONTROLLER